SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                to

Commission file number     333-84068

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

The Individual Retirement Plan of
United States Fire Insurance Company
305 Madison Avenue
Morristown, New Jersey
07962

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fairfax Financial Holdings Limited
95 Wellington Street West
Suite 800
Toronto, Ontario
M5J 2N7

THE INDIVIDUAL RETIREMENT PLAN OF
UNITED STATES FIRE INSURANCE COMPANY

FORM 11-K

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of
The Individual Retirement Plan of United States Fire Insurance Company

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Individual Retirement Plan of United States Fire Insurance Company (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  PricewaterhouseCoopers LLP

New York, New York
June 18, 2004

THE INDIVIDUAL RETIREMENT PLAN OF
UNITED STATES FIRE INSURANCE COMPANY

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003	2002
ASSETS
Investments at fair value	$93,804,431	$81,680,243
Employer contribution receivable	2,149,960	1,917,212

Net assets available for benefits	$95,954,391	$83,597,455

The accompanying notes are an integral part of these financial statements.

THE INDIVIDUAL RETIREMENT PLAN OF
UNITED STATES FIRE INSURANCE COMPANY

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended
December 31, 2003
Additions to net assets attributed to:
Investment income:
Dividends	$1,670,968
Interest on loans to participants	118,904
Net appreciation in fair value of investments	13,786,109

Net investment income	15,575,981

Contributions:
Participant	4,856,974
Employer	3,470,338

8,327,312

Total additions	23,903,293

Deductions from net assets attributed to:
Benefits paid to participants	(11,401,049)
Administrative expenses	(145,308)

Total deductions	(11,546,357)

Net increase	12,356,936
Net assets available for benefits, beginning of year	83,597,455

Net assets available for benefits, end of year	$95,954,391

The accompanying notes are an integral part of these financial statements.

THE INDIVIDUAL RETIREMENT PLAN OF
UNITED STATES FIRE INSURANCE COMPANY

NOTES TO FINANCIAL STATEMENTS

(1)	Description of the Plan

The following description of The Individual Retirement Plan of United States Fire Insurance Company (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document, which legally governs the Plan, for a complete description of the Plan’s provisions.

General

On August 13, 1998, United States Fire Insurance Company (the “Company”), a participating employer of The Individual Retirement Plan of Talegen Holdings, Inc. (the “Talegen Plan”), was purchased by Fairfax Financial Holdings Limited (“Fairfax”). Effective August 13, 1998 (the “Effective Date”), the Company adopted the Plan. Effective August 31, 1998, all assets, liabilities and account balances maintained under the Talegen Plan for the benefit of Company employees were transferred to the Plan.

The Plan is a participant-directed, defined contribution plan covering eligible employees and former employees of the Company. An eligible employee as of the Effective Date was both a participant in the Talegen Plan on the day before the Effective Date and an employee of the Company on the Effective Date. Prior to April 1, 1999, other employees of the Company became eligible after completing one year of service. Effective April 1, 1999, the Plan was amended to make all existing and future employees of the Company immediately eligible to join the Plan. The amendment allowed employees to contribute to the Plan and receive the Company basic contribution. Eligibility for Company matching contributions requires one year of service. The Plan is a profit sharing plan with a cash or deferred arrangement that is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. Participants may save on an after-tax basis, a tax-deferred basis or a combination of both. Participation in the Plan is voluntary and eligible employees are permitted to contribute to the Plan systematically through payroll deductions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective August 31, 2000, following the acquisition of Sen-Tech International Holdings, Inc. (“Seneca”) by The North River Insurance Company, an affiliate of the Company, the employees of Seneca became eligible for participation in the Plan.

Effective January 1, 2001, the employees of Fairfax Information Technology Services, Inc. (“FITS”), a wholly owned subsidiary of Fairfax, became eligible for participation in the Plan.

Administration

The Plan is administered by the Plan’s Administrative Committee and Finance Committee. The Company appointed AMVESCAP National Trust Company (“AMVESCAP”) as trustee for the Plan. Certain recordkeeping and other administrative services under the Plan are provided by AMVESCAP Retirement, Inc.

Contributions

Eligible employees may participate by electing to contribute between 1% and 20% of their salaries, as defined by the Plan document. Prior to January 1, 2002, the maximum rate of before-tax and/or after-tax contributions that any participant could make to the Plan was 12%. Company contributions include: (i) a regular basic contribution at the end of the Plan year equal to 3% of salaries, as defined by the Plan document, for all employees on the last day of the Plan year or who terminated their employment during the Plan year due to retirement, death or disability; (ii) a regular matching contribution equal to 50% of participants’ contributions, excluding contributions in excess of 6% of salaries; and (iii) at the sole discretion of the Company, an additional basic contribution and/or an additional matching contribution for a Plan year. The Company made no discretionary additional contributions in 2003.

Catch-Up Contributions

On September 30, 2002, the Plan began allowing eligible participants who attain age 50 in a particular calendar year to make additional “catch-up” contributions permitted by the Economic Growth & Tax Relief Reconciliation Act, effective January 1, 2002. Catch-up contributions are not eligible for the matching Company contribution.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, employer contributions made on the participant’s behalf and Plan earnings, which are allocated proportionately among all participants based on their investment in each fund. Withdrawals by or distributions to the participant, as such terms are defined in the Plan document, reduce a participant’s account.

Vesting

Participants are immediately vested in their contributions, Company basic contributions and actual earnings thereon. A participant who was employed by the Company or an affiliated company prior to July 1, 1993 or a participant who was employed by the Company or an affiliated company on or before August 13, 1998 and had their account balance transferred to the Plan, is 100% vested in, and has a non-forfeitable right to, Company matching contributions. A participant hired by the Company after August 13, 1998 is vested in Company matching contributions in accordance with the following schedule:

Less than one year of service	0% vested
One year of service but less than two years of service	20% vested
Two years of service but less than three years of service	40% vested
Three years of service but less than four years of service	60% vested
Four years of service but less than five years of service	80% vested
Five or more years of service	100% vested

Additionally, a participant becomes 100% vested in Company matching contributions if the participant becomes totally disabled while employed by the Company, dies while employed by the Company, reaches age 65 while employed by the Company, or terminates employment with the Company on or after attaining age 55.

Forfeited Accounts

Forfeitures of non-vested Company contributions are used to reduce Company contributions. The amount forfeited was $55,307 in 2003. The forfeiture balance at December 31, 2003 was $38,164. The amount used to reduce Company contributions was $22,432 in 2003.

Participant Loans

The Plan permits loans to participants that are evidenced by a promissory note payable to the Plan. A loan may not exceed the lesser of 50% of the vested portion of the participant’s account or $50,000. The rate of interest charged is determined at the time of the loan application and is fixed for the duration of each loan. The interest rate is a commercially reasonable rate determined by the Plan’s Administrative Committee. Historically, loans have been made with a rate equal to 1% over the prime rate. The period of repayment for a loan may not exceed five years unless the loan is to be used to acquire the principal residence of the participant, in which case the repayment period may not exceed ten years. After September 30, 2001, the unpaid balance of any new loan obtained by a participant will become immediately due and payable upon termination of the participant’s employment. Any loan obtained on or before September 30, 2001 is not accelerated and will continue in accordance with its terms. Effective February 1, 2002, a participant is limited to only one loan outstanding at one time. Any participant with one or more outstanding loans as of February 1, 2002, may not obtain another loan until all existing loans have been repaid. Any loans obtained prior to February 1, 2002 will remain outstanding in accordance with their terms but the participant may not obtain any new loan while such loan is outstanding.

Investment Options

Participants may direct the assets allocated to their accounts to be invested in one or more of the following investment options:

AIM Mid-Cap Core Equity Fund	INVESCO Stable Value Fund
American Funds American Balanced Fund	Neuberger Berman Genesis Trust Fund
American Funds EuroPacific Fund	PIMCO Total Return Fund
American Funds Growth Fund of America	SSGA Money Market Fund
Dodge & Cox Stock Fund	Self Managed Account
Fidelity Advisor Growth & Income Fund	Fairfax Stock Fund
INVESCO 500 Index Fund

Effective August 1, 2003, the AIM Mid-Cap Core Equity Fund, American Funds American Balanced Fund, American Funds Growth Fund of America, American Funds EuroPacific Fund, Dodge & Cox Stock Fund and Fidelity Advisor Growth & Income Fund were added as investments options, and American Fundamental Investors Fund, INVESCO Dynamics Fund, INVESCO Financial Services Fund, INVESCO Growth & Income Fund, INVESCO Technology Fund, INVESCO Telecommunications Fund, IRT Aggressive Asset Allocation Fund, IRT Conservative Asset Allocation Fund, IRT Moderate Asset Allocation Fund and Janus Adviser International Fund were removed as investment options for new contributions or transfers from other funds. On October 1, 2003, any remaining investment balances in the closed funds were reinvested according to the fund-mapping chart below:

From	To
American Fundamental Investors Fund	Dodge & Cox Stock Fund
INVESCO Financial Services Fund	Dodge & Cox Stock Fund
INVESCO Dynamics Fund	AIM Mid-Cap Core Equity Fund
INVESCO Growth & Income Fund	American Funds Growth Fund of America
INVESCO Telecommunications Fund	American Funds Growth Fund of America
INVESCO Technology Fund	American Funds Growth Fund of America
IRT Aggressive Asset Allocation Fund	American Funds American Balanced Fund
IRT Conservative Asset Allocation Fund	American Funds American Balanced Fund
IRT Moderate Asset Allocation Fund	American Funds American Balanced Fund
Janus Adviser International Fund	American Funds EuroPacific Fund

Expenses

Expenses incidental to the purchase and sale of investments are reflected in the cost or net proceeds of sale, as applicable, of the related securities. The Company pays all costs of administering the Plan, but the Plan reserves the right to have certain expenses paid directly from the assets of the Plan.

Payment of Benefits

Participants’ benefits are payable at the later of termination of employment or attainment of age 65, provided that a participant who terminates employment prior to age 65 may elect to receive benefits prior to age 65 at any time after termination of employment, and further provided that benefits must commence no later than April 1 following the year in which the participant attains age 70 1/2. A participant’s account will be paid in a single lump-sum payment, unless the participant elects (i) to receive installment payments over a period not exceeding the joint life expectancy of the participant and the participant’s beneficiary, or (ii) to have the participant’s account applied to purchase an annuity contract. If an annuity is elected by a married participant, the annuity provided will be a 50% joint and survivor annuity for the participant and the participant’s spouse, unless another form is elected by the participant with spousal consent. In the case of death of a participant before his or her benefits commence, the vested portion of his or her account shall be distributed to his or her beneficiary as soon as administratively practical following the participant’s date of death.

(2)	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. Receivables and payables are stated at fair values. Loans to participants are stated at unpaid principal balances, which approximates fair values.

In accordance with the policy of stating investments at fair value, both net unrealized appreciation or depreciation and realized gains or losses for the year are reflected in the statements of changes in net assets available for Plan benefits.

Purchases and sales of investments are recorded as of the trade date. Gain or loss on sale of investments is based on rolling average costs. Dividend income is recorded on the ex-dividend date. Income from other investments, including participant loans, is recorded as earned.

Contributions

Contributions from eligible participants and matching Company contributions are recorded in the month the related payroll deductions are made.

Benefits

Benefits are recorded when paid.

(3)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits:

	December 31,
	2003	2002
INVESCO Stable Value Fund	$25,821,133	$27,207,578
INVESCO 500 Index Fund	22,659,720	19,647,197
Dodge & Cox Stock Fund	10,657,049	—
American Funds American Balanced Fund	10,421,167	—
AIM Mid-Cap Core Equity Fund	7,990,770	—
PIMCO Total Return Fund	4,905,782	4,589,642
IRT Moderate Asset Allocation Fund	—	8,045,209
American Fundamental Investors Fund	—	7,132,170
INVESCO Dynamics Fund	—	6,842,001

During the year ended December 31, 2003, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated in value as follows:

For the Year Ended
December 31, 2003
Mutual Funds	$13,580,452
Fairfax Stock Fund	205,657

Total net appreciation	$13,786,109

(4)	Parties-in-Interest

The Plan investments are managed by AMVESCAP, of which INVESCO, the manager of certain funds available as investments under the Plan, is a wholly-owned subsidiary. AMVESCAP is also the trustee, as defined by the Plan, and, therefore, transactions in INVESCO funds qualify as party-in-interest transactions. Administrative expenses of $145,308 have been paid to AMVESCAP, the recordkeeper for the Plan, for the year ended December 31, 2003.

The Fairfax Stock Fund is considered a party-in-interest as a result of the relationship discussed in Note 1 herein. Subsequent to Fairfax’s purchase of the Talegen Plan, the option to invest in the Fairfax Stock Fund was added as an investment election to the Plan. As of December 31, 2003, the Fairfax Stock Fund held by the Plan had a market value of $317,200.

(5)	Plan Termination

The Company intends to continue the Plan indefinitely, but reserves the right to temporarily suspend contributions and to amend or terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, all participants would become 100% vested on the termination date and all Plan assets would be used solely to provide the benefits payable to participants or their beneficiaries.

(6)	Income Tax Status

The Plan obtained its initial and latest determination letter dated May 16, 2001, in which the Internal Revenue Service stated that the Plan, as adopted on August 13, 1998 and amended in 1999 and 2000, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving this determination letter. The Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(7)	Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds, and other investments securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balances and the amounts reported in the statements of net assets available for Plan benefits.

THE INDIVIDUAL RETIREMENT PLAN OF
UNITED STATES FIRE INSURANCE COMPANY

SCHEDULE H, LINE 4(i) — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Current Value at
December 31, 2003
INVESCO Stable Value Fund[1]	$25,821,133
INVESCO 500 Index Fund[1]	22,659,720
Dodge & Cox Stock Fund	10,657,049
American Funds American Balanced Fund	10,421,167
AIM Mid-Cap Core Equity Fund	7,990,770
PIMCO Total Return Fund	4,905,782
Neuberger Berman Genesis Trust Fund	4,141,724
American Funds EuroPacific Fund	2,656,184
American Funds Growth Fund of America	2,713,671
Fidelity Advisor Growth & Income Fund	154,215
SSGA Money Market Fund	11,614
Self Managed Account	17,203
Fairfax Stock Fund[1]	317,200
Loans to participants, interest ranging from 5.0% to 10.5%, maturing through 2013	1,336,999

$93,804,431

[1]	Party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Chairman of the Administrative Committee of The Individual Retirement Plan of United States Fire Insurance Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE INDIVIDUAL RETIREMENT PLAN OF UNITED STATES FIRE INSURANCE COMPANY

	By:	/s/ Peter Visaggio Peter Visaggio, Chairman of the Administrative Committee
Dated: June 28, 2004

EXHIBIT INDEX

Exhibit No.
Exhibit 23	Consent of Independent Registered Public Accounting Firm